Filed by United Community Banks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: First Miami Bancorp, Inc.

Commission File No.: 001-35095

Date: February 13, 2023

February 13, 2023

Dear Shareholder,

On February 13, 2023, First Miami Bancorp, Inc. (First Miami) signed an agreement to merge with United Community Banks, Inc. (UCBI). First Miami’s wholly owned subsidiary, First National Bank of South Miami, will concurrently merge into United Community Bank.

We are excited about joining the UCBI family and believe that it will create tremendous opportunities for our business, our clients and our people. Based in Greenville, SC, with approximately $24 billion in assets, United Community Bank ranks as one of the largest independent regional banks in the Southeast, operating across 6 states. More information can be found in the enclosed document.

Once complete, shareholders of First Miami will be entitled to receive 40.2685 shares of UCBI common stock for each share of First Miami common stock they own. All shares of UCBI common stock received in conjunction with the merger are expected to be freely tradable. In addition, prior to closing, it is anticipated that a special cash dividend will be paid to each shareholder of First Miami.

More detailed information regarding the Transaction will be forthcoming with the mailing of the S-4 registration statement.

 For our team and our customers, it will remain business as usual for the near term as we work with UCBI to obtain customary approvals. We anticipate closing the transaction in the third quarter 2023, following the receipt of all required approvals.

Sincerely,

W. Rockwell Wirtz	Bruce Wirtz MacArthur
Chairman & President	Chairman & Chief Executive Officer
First Miami Bancorp, Inc.	First National Bank of South Miami

*            *            *

5750 SUNSET DRIVE, SOUTH MIAMI, FL 33143 305.667.5511 WWW.FNBSM.COM Member FDIC

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected accretive value of the Merger to UCBI’s earnings and the expected timing of the closing of the Merger. Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger of customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to a delay in closing the Merger or the termination of the merger agreement, (4) the failure to obtain the necessary approval by the shareholders of First Miami, (5) the possibility that the costs, fees, expenses and charges related to the Merger may be greater than anticipated, (6) the ability of UCBI to obtain required governmental approvals of the Merger on the anticipated timeframe and without the imposition of adverse conditions, (7) reputational risk and the reaction of the companies’ customers, suppliers, employees or other business partners to the Merger, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the Merger, (9) the risks relating to the integration of First Miami’s operations into the operations of UCBI, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (10) the risk of potential litigation or regulatory action related to the Merger, (11) the risks associated with UCBI’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) the dilution caused by UCBI’s issuance of additional shares of its common stock in the Merger, and (14) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this communication can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in UCBI’s most recent annual reports on Form 10-K and quarterly reports Form 10-Q, and other documents subsequently filed by UCBI with the SEC.

Many of these factors are beyond UCBI’s and First Miami’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither UCBI nor First Miami undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for UCBI or First Miami to predict their occurrence or how they will affect UCBI or First Miami.

UCBI and First Miami qualify all forward-looking statements by these cautionary statements.

5750 SUNSET DRIVE, SOUTH MIAMI, FL 33143 305.667.5511 WWW.FNBSM.COM Member FDIC

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the Merger, UCBI intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of First Miami to be sent to First Miami’s shareholders seeking their approval of the merger agreement. The registration statement also will contain the prospectus of UCBI to register the shares of UCBI common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF FIRST MIAMI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UCBI OR FIRST MIAMI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UCBI, FIRST MIAMI AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from UCBI at the “Investor Relations” section of UCBI’s website at www.ucbi.com [or from First Miami at the “Investor Relations” section of First Miami’s website at www.fnbsm.com]. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or First Miami Bancorp, Inc., 5750 Sunset Drive, South Miami, FL 33143, Attn: Pablo Rodriguez, Telephone: (305) 662-5473.

PARTICIPANTS IN THE TRANSACTION

UCBI and First Miami, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from First Miami’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of UCBI and their ownership of UCBI common stock can be found in UCBI’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by UCBI with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.

5750 SUNSET DRIVE, SOUTH MIAMI, FL 33143 305.667.5511 WWW.FNBSM.COM Member FDIC

United Community Bank.

TOTAL EMPLOYEES[1]
3,082

NUMBER OF STATES[1]
6

TOTAL BANKING OFFICES[1]
206

NASHVILLE
KNOXVILLE
WINSTON-SALEM
GREENSBORO
DURHAM
RALEIGH
MEMPHIS
CHATTANOOGA
ASHEVILLE
CHARLOTTE
FAYETTEVILLE
HUNTSVILLE
GREENVILLE
WILMINGTON
FLORENCE
BIRMINGHAM
ATHENS
ATLANTA
AUGUSTA
COLUMBIA
TUSCALOOSA
MACON
CHARLESTON
COLUMBUS
MONTGOMERY
SAVANNAH
HILTON HEAD ISLAND
MOBILE
TALLAHASSEE
JACKSONVILLE
ORLANDO
SARASOTA
FORT LAUDERDALE
MIAMI
TN
NC
SC
GA

United At A Glance

The Bank That SERVICE Built®

Overview

4Q22 Financial Highlights[2]

Accolades

#1 in Customer Satisfaction

- J.D. Power

100 Best Banks in America

in 2022 for the ninth consecutive year

- Forbes

Best Banks to Work For

in 2022 for the sixth consecutive year

- American Banker

Award-Winning in Small Business and Middle Market Banking

Received ten Greenwich Excellence Awards in 2021

- Greenwich

EQUAL HOUSING LENDER

Member FDIC. © 2023 United Community Bank | **ucbi.com**

Overview Accolades • Proudly serving customers in Alabama, Florida, Georgia, North Carolina, South Carolina, and Tennessee, along with a national SBA lending franchise and a national equipment lending subsidiary (Navitas) • Offers a full range of banking, wealth management, and mortgage services for consumers and businesses • $24.0 billion in assets, $15.3 billion in total loans, and $19.9 billion in total deposits 2 • Publicly traded on Nasdaq (UCBI) 4Q22 Financial Highlights2 • GAAP net income of $81.5 million • Operating net income of $82.6 million3 • GAAP ROA of 1.33%; Operating ROA of 1.35%2,3 • Loan growth of 12%, annualized for the quarter • Common dividend of $0.22 per share; up 10% YOY • Tier 1 risk-based capital 12.8% (Holding Company) United At A Glance T h e B a n k T h a t S E R V I C E B u i l t ® With more than 70 years of proven performance and the best bankers in the industry, United Community Bank is one of the strongest and most secure banks in the Southeast. We operate on the philosophy of providing exceptional banking service while caring deeply for the communities we serve. NUMBER OF STATES1 6 TOTAL BANKING OFFICES1 206 TOTAL EMPLOYEES1 3,082 #1 in Customer Satisfaction with Consumer Banking in the Southeast, 8 out of the last 9 years4 - J.D. Power 100 Best Banks in America in 2022 for the ninth consecutive year - Forbes Best Banks to Work For in 2022 for the sixth consecutive year - American Banker Award-Winning in Small Business and Middle Market Banking Received ten Greenwich Excellence Awards in 2021 - Greenwich 1Reported as of 01/17/2023. 2Reported as of 12/31/2022. 3Excludes merger-related and other non-operating charges. 4For J.D. Power 2022 award information, visit jdpower.com/awards